UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ⬜ Form C: Offering Statement
- ⬜ Form C-U: Progress Update
- ⬜ Form C/A: Amendment to Offering Statement
  - ⬜ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ⬜ Form C-AR/A: Amendment to Annual Report
- ⬜ Form C-TR: Termination of Reporting

Name of issuer
IP3 Labs Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> November 3, 2023

Physical address of issuer
12605 Ventura Blvd #1094 , Studio City , CA 91604

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$46,750	$26,147
Cash & Cash Equivalents	$23,491	$8,888
Accounts Receivable	$3,000	-
Short-term Debt [1]	$262,035	$214,923
Long-term Debt	$12,500	-
Revenues/Sales	-	-
Other Income [2]	$24,500	$50,000
Cost of Goods Sold	-	-
Provision for Tax Expense	$1,619	-
Net Income	($394,713)	($189,493)

[1] Short-term debt includes unsecured trade debt to Zuber Lawler and accumulated expenses to IP3s Officers for services provided.
[2] Other income includes grant awards and sponsorship income.


May 8, 2025

FORM C-AR

IP3 Labs Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by IP3 Labs Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://ip3.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 8, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

IP3 Labs Inc. (the "Company") is a Delaware Corporation, formed on November 3, 2023.

The Company is located at 12605 Ventura Blvd #1094 , Studio City , CA 91604.

The Company's website is https://ip3.io/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

IP3 Labs, Inc. (the "Issuer" and "IP3") identifies, develops, and commercializes intellectual property (IP) with strong entertainment franchise potential.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of

5

these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. This is particularly relevant as we explore various channels to monetize our intellectual property.

We rely on various partners and contractors to develop, produce, and commercialize our intellectual property.

Our ability to create, develop, and monetize our intellectual property may be adversely affected if our partners or contractors do not deliver the agreed-upon services or products in compliance with our requirements and in a timely and cost-effective manner. The quality of our IP and its various manifestations (such as books, games, films, or merchandise) may be adversely impacted if the companies to whom we delegate aspects of creation, production, or manufacturing do not meet required specifications or perform to our and our customers' expectations. Our partners may be unable to quickly recover from disruptions such as natural disasters, health crises, or other events beyond their control, and may be subject to additional risks such as financial problems that limit their ability to fulfill their commitments. The risk of these adverse effects may be greater in circumstances where we rely on only one or two partners or contractors for a particular project or in a specific market. Some aspects of our IP development or commercialization may require specialized skills or resources available from only a limited number of sources. Continued availability of these specialized services or resources, at acceptable prices or at all, may be affected for various reasons, including if those partners decide to focus on other projects instead of working on our IP. Delays or constraints in the development, production, or distribution of our IP could adversely affect our business and results of operations.'

We rely on various intellectual property rights, including trademarks, in order to operate our business.

As a company primarily focused on creating and monetizing intellectual property, our business is particularly dependent on robust protection of our IP rights. The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in an environment subject to various intellectual property, entertainment, and media regulations, and if we are found to be in violation of any applicable laws or regulations, our business could suffer.

Our business is subject to a range of federal, state, local, and international laws and regulations related to intellectual property rights, content creation and distribution, digital media, broadcasting, advertising, and consumer protection. These include copyright and trademark laws, content ratings systems, laws governing intellectual property licensing, regulations on digital and online content distribution, data protection and privacy laws, and regulations related to marketing and advertising practices. As we expand into new markets and forms of media, we may become subject to additional regulatory requirements. The violation of these or future laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, injunctions, content removal, or restrictions on our ability to operate in certain jurisdictions. Compliance with these regulations may also result in increased costs related to legal counsel, content review processes, or changes to our operations. As the regulatory landscape evolves, particularly in areas like digital content and data privacy, we may need to adapt our business practices, which could require additional expenditures. Our failure to comply with applicable laws and regulations could materially adversely affect our reputation, business, financial condition, and results of operations.

Our success depends on our ability to create and develop compelling intellectual property. Our success depends heavily on our ability to create and develop compelling intellectual property (IP). The entertainment and media landscape is highly competitive and constantly evolving, making it challenging to consistently produce content that resonates with audiences. If we fail to create compelling content or if our IP doesn't gain traction in the market, our business could suffer significantly. This could result from various factors, including misreading market trends, failing to anticipate changes in consumer preferences, or inability to attract and retain top creative talent. Moreover, the subjective nature of content appeal means that even well-executed projects may not achieve commercial success. Any significant failure in our IP creation and development efforts could lead to decreased revenue, loss of market share, and damage to our reputation in the industry, all of which could materially adversely affect our business, financial condition, and results of operations.

We may face challenges in managing and protecting our intellectual property rights.

We may face significant challenges in managing and protecting our intellectual property rights. As our business revolves around IP creation and management, any failure to adequately protect our intellectual property rights could severely impact our operations and financial performance. This includes risks such as unauthorized use or infringement of our IP, challenges to the validity of our IP rights, or difficulties in enforcing our rights in certain jurisdictions. Additionally, the process of obtaining patent or trademark protection can be time-consuming and expensive. There's also the risk that our protective measures may not be sufficient to prevent others from independently developing similar IP or circumventing our intellectual property rights. Furthermore, changes in laws or regulations relating to IP protection could make it more difficult or costly for us to protect our IP. Any significant impairment of our IP rights could harm our business and our ability to compete effectively.

Our success is tied to our ability to identify and work with talented creators and partners.

Our success is closely tied to our ability to identify and work with talented creators and partners. The quality and marketability of our IP largely depend on the skills and reputation of the creative talent we collaborate with, including writers, illustrators, directors, and actors. If we are unable to attract or retain key creative talent, or if relationships with our partners deteriorate, it could negatively affect the quality and marketability of our IP. This risk is heightened by the competitive nature of the entertainment industry, where top talent is in high demand. Additionally, our reliance on these relationships exposes us to risks such as key person dependency, creative differences, or potential scandals involving our collaborators that could damage our brand by association. Failure to maintain strong relationships with talented creators and partners could result in subpar content, missed market opportunities, and ultimately, a decline in our competitive position in the industry.

We operate in rapidly evolving and highly competitive entertainment markets.

We operate in rapidly evolving and highly competitive entertainment markets. The entertainment industry is subject to rapid technological change, shifting consumer preferences, new product and service introductions, and evolving industry standards. Our ability to stay relevant and compete effectively across multiple platforms and media types is crucial to our success. This includes keeping pace with developments in digital distribution, streaming services, virtual and augmented reality, and other emerging technologies. We face competition from both established players and new entrants in each of our operating segments, including gaming, publishing, licensing, film, television, and live events. Many of our competitors have substantially greater financial, marketing, and other resources than we do. If we fail to adapt to new technologies, platforms, or changes in consumer behavior, or if we are unable to compete successfully in our various markets, it could materially adversely affect our business, financial condition, and results of operations.

Our revenue streams are diverse and each carries its own risks.

Our revenue streams are diverse, and each carries its own risks. We aim to monetize our IP through various channels including gaming, publishing, licensing, film, television, and live events. Each of these markets has unique challenges, competitive landscapes, and economic sensitivities. For example, the success of our publishing efforts may be affected by declining readership trends, while our gaming ventures could be impacted by rapidly changing technology and user preferences. The film and television industries are subject to uncertainties regarding financing and commercial success of productions. Our licensing business depends on the popularity of our IP and the success of our licensees. Live events face risks related to logistics, safety regulations, and potential disruptions (as evidenced by recent global events). Additionally, the success in one channel does not guarantee success in others, and poor performance in one area could offset gains in others. This diversity, while potentially beneficial for risk distribution, also requires us to continually adapt our strategies and allocate resources effectively across multiple business lines.

Our business may be adversely affected by changes in consumer preferences or trends.

Our business may be adversely affected by changes in consumer preferences or trends. The entertainment industry is subject to constant changes in consumer tastes, which can be unpredictable and rapidly evolving. What is popular today may quickly fall out of favor, and anticipating these shifts is challenging. If we fail to anticipate, identify, or react to these changes in a timely manner, we could experience reduced demand for our IP and associated products and services. This risk is amplified by the global nature of our business, as preferences can vary significantly across different geographic markets and cultural contexts. Additionally, broader societal trends, such as increased focus on diversity and representation or changing attitudes towards certain types of content, can impact the reception of our IP. Failure to successfully navigate these changing preferences could result in creative misalignment with our audience, leading to decreased popularity of our IP, reduced revenue, and potential damage to our brand and reputation.

We may face risks associated with expansion into new markets or business areas.

We may face risks associated with expansion into new markets or business areas. As we explore new revenue streams and markets for our IP, we may encounter unforeseen challenges or incur significant costs without guaranteed returns. This could include expansion into new geographic markets, new forms of media or technology, or new business models for IP monetization. Such expansions often require substantial upfront investments in market research, product development, marketing, and human resources. There's no assurance that these investments will yield the anticipated returns. We may also face challenges in adapting our IP and business practices to local preferences and regulations in new markets. Additionally, entering new business areas may expose us to new competitors and unfamiliar operational challenges. If our expansion efforts are unsuccessful, it could result in financial losses, opportunity costs, and potential dilution of focus from our core competencies, ultimately impacting our overall business performance and financial health.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

IP3 Labs, Inc. (the "Issuer" and "IP3") identifies, develops, and commercializes intellectual property (IP) with strong entertainment franchise potential.

Business Plan

IP3's core mission is to identify and foster IP with the potential to become successful entertainment franchises. We collaborate with a diverse range of creators, innovators, brands, and artists to build and cultivate a high-potential IP portfolio. Our collaborative approach is important to ensure the development of properties that are not only innovative, but also resonate deeply with audiences, consumers, and stakeholders.

With deep-rooted relationships across Hollywood, publishing, consumer packaged goods, technology, and art, we've built a global network of strategic partnerships that span the entire entertainment industry. These connections go beyond professional ties, representing deeply personal bonds formed and strengthened over decades. This unique network fosters a culture of trust and reliability that is crucial for nurturing and developing early-stage IP.

Creators partnering with IP3 will benefit from our network of industry contacts, gaining an invaluable level of access to opportunities that can elevate their projects from innovative concepts to legendary entertainment franchises.

After IP moves on from its incubation phase within IP3, a strategic road map, supported by well-established industry connections, will already be in action. These trusted relationships form the backbone of IP3 strategic partnerships, offering a distinct competitive advantage to the IP projects we collaboratively develop with creators. We expect that this network will accelerate the development process and will ensure that each project is positioned for success from the outset, opening doors that are otherwise difficult to access.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Miles Uslan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director and Chief Executive Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder & CEO, IP3 (2021 - present) responsible for overall corporate leadership, business development, and partnerships. President, Soulgem Entertainment (2015 - present) providing corporate leadership, as well as planning, management, and creative and financial packaging of filmed entertainment content.

Education

B.A. History, Music History, and Telecommunications from Indiana University - 2002

Name

Christine Lu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director, and Chief Strategy Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder & Chief Strategy Officer, IP3 (2021 - present) responsible for communications, investor relations, corporate strategy, and creator relations. Co-Founder, Crossborder Lab, LLC (2017 - present); responsibilities include business development, strategic advisory, and brand activations.

Education

B.A. International Relations from Boston University - 1998

Name

Sarah Weinstock

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director, Chief Operating Officer, Secretary, and Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, COO, Secretary, & Treasurer, IP3 (2022 - present) responsible for administration, business affairs, finance, human resources, and operations. Consultant and Strategic Advisor in the Media, Entertainment, Web3, and Fine Art industries (2020 - present), providing professional services across finance, strategy, operations, and corporate structuring.

Education

M.A.(Hons) Economics and International Relations from University of St. Andrews - 2000 MBA from Massachusetts Institute of Technology (MIT) Sloan School of Management - 2006

Name

Thomas F. Zuber

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, IP3 (2021 - present) Managing Partner at Zuber Lawler LLP (2003 – present)

Education

B.S. from Rutgers University - 1994 Juris Doctor at Columbia Law School - 1999

Name

Josh Lawler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, IP3 (2021 - present) Partner at Zuber Lawler LLP (2005 –present)

Education

B.S., B.A. from Duke University 1992 Juris Doctor from Northwestern University School of Law - 1995

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Miles Uslan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director and Chief Executive Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder & CEO, IP3 (2021 - present) responsible for overall corporate leadership, business development, and partnerships. President, Soulgem Entertainment (2015 - present) providing corporate leadership, as well as planning, management, and creative and financial packaging of filmed entertainment content.

Education

B.A. History, Music History, and Telecommunications from Indiana University - 2002

Name

Christine Lu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director, and Chief Strategy Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder & Chief Strategy Officer, IP3 (2021 - present) responsible for communications, investor relations, corporate strategy, and creator relations. Co-Founder, Crossborder Lab, LLC (2017 - present); responsibilities include business development, strategic advisory, and brand activations.

Education

B.A. International Relations from Boston University - 1998

Name

Sarah Weinstock

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Director, Chief Operating Officer, Secretary, and Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, COO, Secretary, & Treasurer, IP3 (2022 - present) responsible for administration, business affairs, finance, human resources, and operations. Consultant and Strategic Advisor in the Media, Entertainment, Web3, and Fine Art industries (2020 - present), providing professional services across finance, strategy, operations, and corporate structuring.

Education

M.A.(Hons) Economics and International Relations from University of St. Andrews - 2000 MBA from Massachusetts Institute of Technology (MIT) Sloan School of Management - 2006

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	959,250
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	Issuer anticipates issuing 50,750 shares of Common Stock to contractors that have provided and are providing services.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$139,558
Voting Rights	The SAFEs provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The SAFE includes provisions allowing the company to mint and distribute digital tokens ('Tokens') on a blockchain network which may represent the SAFE or securities issuable from it. The securities may be issued in whole or fractional parts. The SAFE utilizes a nominee structure where Republic Investment Services LLC acts as the legal record holder of the SAFE and any conversion securities. The SAFE has a specific liquidation priority that positions it Junior to outstanding indebtedness and creditor claims and on par with other SAFEs and Preferred Stock Senior to Common Stock. There is a lock-up period following an IPO, during which investors cannot sell, transfer, or otherwise dispose of their shares without consent of the managing underwriter. This period cannot exceed 180 days. The SAFE includes transfer restrictions, including requirements that any transferee: Pass know-your-customer (KYC) and anti-money laundering (AML) procedures Execute a Nominee Rider and Waiver Agree to the same representations and warranties as the original investor
Value of SAFE or Convertible Notes	$139,558

The Company has the following debt outstanding:

Type of debt	Unsecured trade debt
Name of creditor	Zuber Lawler LLP
Amount outstanding	$103,332, inclusive of out-of-pocket expenses
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	The Issuer executed an engagement letter with the law firm Zuber Lawler LLP (the "Firm") on January 11, 2024 for legal services. A predecessor entity of Issuer entered into an engagement letter with the Firm on August 2, 2022. Issuer assumed the legal expense liability from the predecessor entity who assigned its debts and some liabilities to Issuer. This amount includes the liability that Issuer assumed from its predecessor entity. Payment of legal fees are deferred indefinitely, or until Issuer has revenue or raises funds, subject to any related parties of Zuber Lawler LLP's continuing involvement in the management of Issuer. Amount as of December 31, 2024.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$82,900.00	Intermediary fees, investment in administrative, operational, and finance capabilities and resources, investment in creative resources and creator relations, accounting, legal and other professional fees	August 26, 2024	Regulation CF
SAFE (Simple Agreement for Future Equity)		$55,000.00	Intermediary fees, investment in administrative, operational, and finance capabilities and resources, investment in creative resources and creator relations, accounting, legal and other professional fees	August 26, 2024	Rule 506(c)

Ownership

Sarah Weinstock owns 100% of the membership interest of IPixelVERSE LLC. The following individuals own more than 20% of the interest of Zuber Lawler LLP: Thomas F. Zuber, Jeffrey J. Zuber, Josh Lawler.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Miles Uslan	26.5%
IPixelVERSE LLC (*1)	27.6%
Christine Lu (Godwin), trustee of the NOYB Trust dated 6/4/24	25.0%
Zuber Lawler LLP (*2)	20.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

IP3 successfully completed its Regulation Crowdfunding offering, which closed on February 28, 2025, raising $82,900. Building on this foundation, we are actively pursuing additional capital through an ongoing Regulation D Rule 506(c) offering targeting accredited investors, with a target raise of $2,000,000 or more through various securities instruments, including Simple Agreements for Future Equity (SAFEs). Upon successful completion of both capital raises, management projects sufficient liquidity to execute its business plan through 2028. This extended runway will enable the Company to pursue its intellectual property development strategy with appropriate resources for multiple development cycles. We continue to operate with limited cash reserves, taking a disciplined approach to capital allocation and prioritizing development activities that present the highest potential return on investment. To preserve capital, our Co-Founders have implemented compensation deferral arrangements that will remain in effect until the Company achieves sufficient capitalization to support ongoing overhead and operational expenses. We remain focused on our core strategic objective: identifying, securing, and developing intellectual property assets with significant entertainment franchise potential.

As an intellectual property development company, IP3's business model entails upfront investment in creating and developing intellectual property assets, with revenue generation occurring later in the lifecycle when these assets are commercialized through entertainment content distribution. Based on our current development timeline, we do not expect the Company to achieve profitability within the next 12 months. During this period, our primary business objectives are to: - Advance our portfolio of intellectual properties through development milestones - Strengthen strategic relationships with creator and brand partners - Position select IP assets for commercial exploitation in subsequent periods To achieve these objectives, management intends to implement the following specific steps: - Complete creative development (including story architecture, character design, and world-building) for at least four of our intellectual property assets - Finalize production-ready content packages for at least two intellectual properties to prepare them for market - Execute strategic partnership agreements that will facilitate future revenue generation through licensing, distribution, and merchandising - Implement cost control measures to optimize our development expenditures while maintaining creative quality - Explore additional financing options to ensure adequate capitalization through the development phase Management anticipates that these actions will position the Company to begin generating revenue in subsequent periods as our intellectual property assets reach commercial stages, creating a pathway to future profitability.

Liquidity and Capital Resources

On August 26, 2024 the Company conducted an offering pursuant to Regulation CF and raised $82,900.00. The offering was closed and funded on March 2, 2025.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Regulation D Rule 506(c) offering targeting accredited investors, with a target raise of $2,000,000 or more through various securities instruments, including Simple Agreements for Future Equity (SAFEs). The Company has raised $55,000 to date.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Christine Lu
Relationship to the Company	Christine Lu is the trustee of the NYOB Trust, which is a stockholder of the Issuer. Further, Christine Lu is a member of the Issuer's board of directors, and the Chief Strategy Officer of the Issuer.
Total amount of money involved	$10,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Interest-free loan to IP3 for operational expenses
Related Person/Entity	Sarah Weinstock
Relationship to the Company	Sarah Weinstock is a member of the Issuer's board of directors, and the Chief Operating Officer, Treasurer and Secretary of the Company.
Total amount of money involved	$2,500
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Interest-free loan to IP3 for operational expenses

Company Other Transactions

Related Person/Entity	Sarah Weinstock, Christine Lu (Godwin), David Uslan, Thomas Zuber, Josh Lawler
Relationship to the Company	Directors
Description of the transaction	The Issuer has entered into multiple transactions for various out of pocket expenses with Sarah Weinstock in an amount not in excess of $25,000 as of December 31, 2024. Additionally, the issuer has accumulated expenses of $50,000 and deferred income of $100,000 owed to Art and Popcorn LLC for the management services provided by Sarah Weinstock through December 31, 2024. Sarah Weinstock is the sole member of IPixelVERSE LLC, which is a stockholder of the Issuer. Further, Sarah Weinstock is a member of the Issuer's board of directors, and the Chief Operating Officer, Treasurer and Secretary of the Issuer. The Issuer has entered into multiple transactions for various out of pocket expenses with Christine Lu (Godwin) in an amount not in excess of $30,000 as of December 31, 2024. Additionally, the issuer has accumulated expenses of $50,000 and deferred income of $100,000 owed to Cross Border Lab LLC for the management services provided by Christine Lu through December 31, 2024. Christine Lu is the trustee of the NYOB Trust, which is a stockholder of the Issuer. Further, Christine Lu is a member of the Issuer's board of directors, and the Chief Strategy Officer of the Issuer. The Issuer has accumulated expenses of $50,000 and deferred income of $100,000 owed to Soulgem Entertainment LLC for the management services provided by David Uslan through December 31, 2024. David Uslan is a stockholder of the Issuer. Further, David Uslan is a member of the Issuer's board of directors, and the Chief Executive Officer of the Issuer. The Issuer executed an engagement letter with the law firm Zuber Lawler LLP (the "Firm") on January 11, 2024 for legal services. A predecessor entity of Issuer entered into an engagement letter with the Firm on August 2, 2022. Issuer assumed

	the legal expense liability from the predecessor entity who assigned its debts and some liabilities to Issuer. As of December 31, 2024, Issuer owes $103,332 in legal fees, inclusive of out-of-pocket expenses. This amount includes the liability that Issuer assumed from its predecessor entity. Payment of legal fees are deferred indefinitely subject to continuing involvement in the management of Issuer. Josh Lawler and Thomas F. Zuber are equity partners of the Firm. The Firm is a stockholder of the Issuer, and Josh Lawler and Thomas F. Zuber are members of the Issuer's board of directors.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sarah Weinstock
(Signature)

(Name)

Sarah Weinstock

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

PROFIT AND LOSS STATEMENT

$ USD	FY 2023	FY 2024
Revenue	$ -	$ -
COGS	-	-
Gross Profit	$ -	$ -
Operating Expenses		
Other Opex	-	50,643
Marketing	-	651
Total Operating Expenses	$ -	$ 51,293
General and Administration		
Personnel	150,000	300,000
Legal & Professional Fees	15,635	2,773
Legal Fees to Related Party	57,840	45,493
Other G&A	16,018	18,034
Total General And Administration Expenses	$ 239,493	$ 366,300
Depreciation	-	-
Ammortization	-	-
Other Income	50,000	24,500
Earnings Before Taxes	**(189,493)**	**(393,094)**
Provision for Income Tax Expense (Benefit)	-	1,619
Net Income (Loss)	**$ (189,493)**	**$ (394,713)**

BALANCE SHEET

End of Period

$ USD

	FY 2023	FY 2024
ASSETS		
Cash & Receivables	8,888	23,491
Digital Assets	-	-
Accounts Receivable	-	3,000
Inventory	-	-
Total Current Assets	**8,888**	**26,491**
Deferred Costs	-	-
Investments in IP	17,259	20,259
Other Investments	-	-
Total Non Current Assets	**17,259**	**20,259**
TOTAL ASSETS	**26,147**	**46,750**
LIABILITIES & SHAREHOLDERS EQUITY		
Accounts Payable	150,000	150,000
Accrued Expenses and Other Liabilities	64,923	112,035
Total Current Liabilities	**214,923**	**262,035**
Accumulated Ammortization	-	-
IP Obligations	-	-
Other Liabilities (SAFE)	-	55,000
Other Liabilities (Loans)	-	12,500
Deferred Compensation		300,000
Total Non Current Liabilities	**-**	**367,500**
TOTAL LIABILITITES	**214,923**	**629,535**
SHAREHOLDERS EQUITY		
Common Stock	96	96
Preferred Equity	-	-
Additional Paid-In Capital	621	1,325
Retained Earnings (Accumulated Deficit)	(189,493)	(584,206)
Total Equity	**(188,776)**	**(582,785)**
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	**26,147**	**46,750**

CASH FLOW STATEMENT

$ USD	FY 2023	FY 2024
OPERATING ACTIVITIES		
Net Income (Loss)	$ (189,493)	$ (394,713)
Adjustments to reconcile Net Income to Net Cash provided by Operations:		
Accounts Receivable	-	(3,000)
Accounts Payable and Accrued Expenses	214,923	47,112
Deferred Compensation	214,923	300,000
Total Adjustments to reconcile Net Income to Net Cash Provided by Operations	214,923	344,112
Net Cash provided by (used by) Operating Activities	$ 25,430	$ (50,601)
INVESTING ACTIVITIES		
Digital Assets	-	-
Investments In Intellectual Property	(17,259)	(3,000)
Net Cash Provided by (used by) Investing Activities	$ (17,259)	$ (3,000)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	96	-
Proceeds from Additional Paid-In Capital	621	704
Proceeds from Reg D SAFEs	-	55,000
Proceeds from Loans	-	12,500
Net Cash provided by (used in) Financing Activities	$ 717	$ 68,204
Net Cash increase (decrease) for period	8,888	17,603
Cash at the beginning of the period	$ -	$ 14,603
Cash at end of Period	$ 8,888	$ 23,491